NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

03045243

December 5, 2003

SUPPL

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

RECEIVED
DEC 31 2003
OFFICE OF INTERNATIONAL CORPORATE FINANCE — CORPORATION FINANCE

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated December 5, 2003

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

B O'Neill
Barb O'Neill

Dlw 1/6

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE DECEMBER 5, 2003

News Release: **03-09**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

UPDATE

With reference to today's market activity, Northern Abitibi Mining Corp. reports that there are no material changes in the affairs of the company.

The Company's three main projects, namely the Douay Joint Venture, the South Voisey Bay project and the Keni Diamond project are inactive at present. Exploration work on these projects is not scheduled to resume in the coming month and no other exploration activities are ongoing at the present time.

"James Devonshire"

James Devonshire
President/Director

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE DECEMBER 5, 2003

News Release: **03-09**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

UPDATE

With reference to today's market activity, Northern Abitibi Mining Corp. reports that there are no material changes in the affairs of the company.

The Company's three main projects, namely the Douay Joint Venture, the South Voisey Bay project and the Keni Diamond project are inactive at present. Exploration work on these projects is not scheduled to resume in the coming month and no other exploration activities are ongoing at the present time.

"James Devonshire"

James Devonshire
President/Director

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE DECEMBER 5, 2003

News Release: **03-09**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

UPDATE

With reference to today's market activity, Northern Abitibi Mining Corp. reports that there are no material changes in the affairs of the company.

The Company's three main projects, namely the Douay Joint Venture, the South Voisey Bay project and the Keni Diamond project are inactive at present. Exploration work on these projects is not scheduled to resume in the coming month and no other exploration activities are ongoing at the present time.

"James Devonshire"

James Devonshire
President/Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Northern Abitibi Mining Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.